Exhibit C

Information with respect to the directors and executive officers of Riverwood Capital GP II Ltd. and Riverwood Capital GP III Ltd. (the "Riverwood Entities") is set forth below. No natural person serves as a general partner, managing member, director, executive officer, or other control person to any of the other Reporting Persons. The address for each person listed below is c/o Riverwood Capital, 70 Willow Road, Suite 100, Menlo Park, CA 94025, and each is a United States citizen.

The information in Item 6 of this Schedule 13D under the caption "Non-Employee Director Compensation" is hereby incorporated by reference into this Exhibit C. Except as set forth in this Exhibit C, none of the individuals listed below beneficially owns any shares of Common Stock.

Name	Position	Principal Occupation
Francisco Alvarez-Demalde	Director and Managing Partner of the Riverwood Entities	Managing Partner of Riverwood Capital Management L.P.
Jeffrey Parks	Director and Managing Partner of the Riverwood Entities	Managing Partner of Riverwood Capital Management L.P.
Keith Janosky	Chief Financial Officer of the Riverwood Entities	Chief Financial Officer of Riverwood Capital Management L.P.